June 12, 2007

Room 4561

Mr. Michael E. Lehman
Chief Financial Officer and
Executive Vice President,
Corporate Resources
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

      Re: **Sun Microsystems, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2006
               Filed September 8, 2006
               File No. 000-15086

Dear Mr. Lehman:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                        Sincerely,

                        Mark Kronforst
                        Accounting Branch Chief